Exhibit 12.1

VISANT CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)

In thousands	2014(1)	2013(2)	2012(3)	2011(4)	2010
Earnings available to cover fixed charges:
Income (loss) from continuing operations before income taxes	$(31,065)	$(21,381)	$(60,815)	$(49,798)	$65,881
Interest expense	154,105	155,001	158,669	163,821	90,534
Portion of rent expense under long-term operating leases representative of an interest factor	1,365	1,410	1,782	1,837	1,698

Total earnings available to cover fixed charges	$124,405	$135,030	$99,636	$115,860	$158,113

Fixed charges
Interest expense	$154,105	$155,001	$158,669	$163,821	$90,534
Portion of rent expense under long-term operating leases representative of an interest factor	1,365	1,410	1,782	1,837	1,698

Total fixed charges	$155,470	$156,411	$160,451	$165,658	$92,232

Ratio of earnings to fixed charges	0.0x	0.0x	0.0x	0.0x	1.7x

(1)	The Company was deficient to cover fixed charges by $31.1 million.
(2)	The Company was deficient to cover fixed charges by $21.4 million.
(3)	The Company was deficient to cover fixed charges by $60.8 million.
(4)	The Company was deficient to cover fixed charges by $49.8 million.